Exhibit 2

14 April 2003

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Update on hospital sales to Healthscope Limited

Mayne advises the Australian Stock Exchange that further to its announcement on 3 February 2003, Mayne has now completed the sale of its three Tasmanian hospitals to Healthscope Limited.

Yours faithfully,

MAYNE GROUP LIMITED

/s/ JOHN PRIESTLEY
John Priestley Company Secretary